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                              August 22, 2023

       Edward Kovalik
       Chief Executive Officer
       Prairie Operating Co.
       8636 N. Classen Boulevard
       Oklahoma City, OK

                                                        Re: Prairie Operating
Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 27, 2023
                                                            File No. 333-272743

       Dear Edward Kovalik:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

       Amendment to Form S-1 filed July 27, 2023

       Risk Factors
       Risks Related to Government Regulation Matters, page 13

   1. We note your risk factor disclosure in response to comment 5 that the legal test for determining whether a
particular crypto asset is a security    evolves over time,    and that
                                                        the    SEC   s views in
this area may have evolved over time and it is difficult to predict the direction or timing of
any continuing evolution.    Please remove these statements as the
                                                        legal tests are
well-established by U.S. Supreme Court case law and the Commission and staff have issued
reports, orders, and statements that provide guidance on when a crypto asset may be a security
for purposes of the U.S. federal securities laws.
 Edward Kovalik
FirstName  LastNameEdward   Kovalik
Prairie Operating Co.
Comapany
August  22, NamePrairie
            2023        Operating Co.
August
Page  2 22, 2023 Page 2
FirstName LastName
2.       We further note your revised risk factor disclosure that:
                The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security;
                Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form);
                Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC
            have publicly expressed such a view;    and
             "With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities."

         Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about
         Ethereum in its current form is inaccurate, the legal tests are well-established by U.S.
         Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Prairie Operating Co.
Factors Affecting Profitability, page 46

3. Refer to comment 13 and your revised response. Please state more specifically how the relationship of hash rate, electricity consumption, and mining costs impacts operating results. In that regard also please revise to include a comprehensive breakeven analysis for your Bitcoin mining operations that compares the cost to earn/mine one Bitcoin with the value of the Bitcoin. Your analysis should identify and explain the inputs used in your calculation.
Business, page 54

4. Refer to comment 15 and your response that "the Company currently does not have, and does not intend to enter into, any agreements with mining pool operators." Also refer to your disclosures throughout the F-pages that reference mining pools and mining pool agreements. For example only:
             Page F-39 states "[W]e participate in mining pools that pool the resources of groups of miners and split cryptocurrency rewards earned according to the hashing capacity each miner contributes to the mining pool."
             Pages F-11 and F-44 state "[T]he Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.... In exchange for providing computing power, the
             Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues) for successfully adding a block to the blockchain.
 Edward Kovalik
Prairie Operating Co.
August 22, 2023
Page 3
                Page F-45 states "[T]he Company   s cryptocurrency mining costs
consist primarily of
              direct costs of earning Bitcoin related to mining operations, including mining pool fees, fuel and natural gas costs, turbine rental costs, and mobile data center rental costs, but exclude depreciation and amortization, which are separately stated in the
              Company   s consolidated statements of operations."

         Please revise to provide context to these statements consistent with the Company's response to the staff that there are no current agreements or intentions to enter into any agreements with mining pool operators.
5. We note your response to comment 16. Please revise to clarify whether you have any policy regarding how long you hold crypto assets that you receive as payment, or when you will sell such received crypto assets. If you have any such policy please state the policy. Also specifically state, quantitatively, the average period between receipt of your crypto assets and the subsequent sale, to date.
6. Refer to comment 19 and your revised disclosure on page 56. We restate the comment in part: please revise to disclose the manner in which Atlas is required to store your crypto assets, whether it is contractually required to hold your crypto assets in cold storage, and to what extent, what security precautions it is required to undertake, what inspection rights you have, and what type of insurance Atlas is required to have to protect you from loss or advise. If your agreement is silent on these terms, disclose that fact and how Atlas is holding your crypto assets and provide risk factor disclosure about the lack of such contractual requirements and any lack of insurance, inspection rights, or security precautions.
       Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859
with any questions.



FirstName LastNameEdward Kovalik                                Sincerely,
Comapany NamePrairie Operating Co.
                                                                Division of
Corporation Finance
August 22, 2023 Page 3                                          Office of
Crypto Assets
FirstName LastName